UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Guillaume Maisondieu

Senior Vice President

(Chief Accounting Officer)

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Holding GmbH IRS identification number: 98-0470438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

Explanatory Note

The purpose of this Amendment No. 1 (this “Amendment No. 1) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013 (the “Original Schedule 13D”) is to report a decrease in the percentage of the shares of common stock, par value $0.00001 per share (the “Common Stock”) of T-Mobile US, Inc., a Delaware corporation (the “Issuer”) beneficially owned by the Reporting Persons, solely due to the change in the number of the Issuer’s outstanding shares of Common Stock as a result of the issuance and sale of 72,765,000 shares of Common Stock by the Issuer pursuant to a registered public offering of the Issuer’s Common Stock that closed on November 20, 2013 (the “Equity Offering”). Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

The following paragraph is added to Item 4 after the first paragraph.

As a result of the Equity Offering, the 535,286,077 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 66.8% of the fully diluted shares of Common Stock outstanding immediately following the closing of the Equity Offering.

Item 5.	Interest in Securities of the Issuer

Sections (a)-(b) and (c) of Item 5 are amended and restated as follows:

(a)-(b) The information contained in the cover pages to this Amendment No.1 and the information set forth or incorporated in Items 2, 3, 4 and 6 thereof are incorporated herein by reference. As of November 20, 2013, the Issuer had outstanding 801,461,706 shares of Common Stock, after giving effect to the Equity Offering. Based on the foregoing, the 535,286,077 shares of Common Stock represent approximately 66.8% of the fully diluted shares of Common Stock outstanding immediately following the closing of the Equity Offering.

(c) Except as set forth in the Original Schedule 13D and this Amendment No. 1, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following paragraph is added to Item 6 at the end of the section “Deutsche Telekom Notes”:

On October 16, 2013, pursuant to an underwriting agreement dated October 8, 2013 among the Issuer, T-Mobile USA, certain subsidiaries of T-Mobile USA, Deutsche Telekom and Deutsche Bank Securities Inc., Deutsche Telekom completed a secondary public offering of $5.6 billion aggregate principal amount of the DT Notes, in the following amounts and series: $1,250,000,000 of 6.464% Senior Notes due 2019, $1,250,000,000 of 6.542% Senior Notes due 2020, $1,250,000,000 of 6.633% Senior Notes due 2021, $1,250,000,000 of 6.731% Senior Notes due 2022 and $600,000,000 of 6.836% Senior Notes due 2023. As of the date hereof, Deutsche Telekom continues to own the following amounts of DT Notes:

•	Senior Reset Notes due 2019 in an aggregate principal amount of $1.25 billion;

•	Senior Reset Notes due 2020 in an aggregate principal amount of $1.25 billion;

•	Senior Reset Notes due 2021 in an aggregate principal amount of $1.25 billion;

•	Senior Reset Notes due 2022 in an aggregate principal amount of $1.25 billion; and

•	Senior Reset Notes due 2023 in an aggregate principal amount of $600 million.

The following paragraph is added to Item 6 at the end of the section “Revolving Credit Facility”:

On November 15, 2013, the Credit Facility was amended to change the required debt to cash flow ratio to 5.00 to 1.00 (for fiscal periods ending on or prior to December 31, 2013), 4.50 to 1.00 (for fiscal periods ending after December 31, 2013 and on or prior to December 31, 2014) and 4.00 to 1.00 (for fiscal periods ending after December 31, 2014). The foregoing description is not complete and is qualified in its entirety by reference to the full and complete terms of the amendment, which is attached as Exhibit 22 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented with the following:

Exhibit No.	Description of Exhibit
22.	Amendment No. 1, dated as of November 15, 2013, to the Credit Agreement, dated May 1, 2013, among T-Mobile US, Inc., T-Mobile USA, Inc., each of the Subsidiaries signatory thereto, Deutsche Telekom AG and the other lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on November 20, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2013

Deutsche Telekom AG

By:	/s/ Guillaume Maisondieu
	Name:	Guillaume Maisondieu
	Title:	Senior Vice President Group Accounting and Customer Finance

By:	/s/ Axel Lützner
	Name:	Axel Lützner
	Title:	Vice President Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

By:	/s/ Helmut Becker
	Name:	Helmut Becker
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Uli Kuehbacher
	Name:	Uli Kuehbacher
	Title:	Managing Director

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

SCHEDULE A-3

Directors and Executive Officers of Deutsche Telekom AG

Table II of Schedule A-3 is amended and restated as follows:

II. Supervisory Board

Name	Business Address	Present Principal Occupation
Sari Baldauf	Keilaniementie 1 Espoo, Finland 02150	Chairwoman of the Board of Directors of Fortum Oyj, Espoo, Finland

Dr. Wulf H. Bernotat	Hamborner Str. 53 Düsseldorf, Germany 40472	Former Chairman of the Board of Management E.ON AG, Dusseldorf

Dr. Hans Bernhard Beus	Wilhelmstraße 97 Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin

Monika Brandl	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairwoman of the Central Works Council at Group Headquarters/GHS, Deutsche Telekom AG, Bonn

Dr. Hubertus von Grünberg	Vahrenwalder Str. 9 Hannover, Germany 30165	Chairman of the Board of Directors of ABB Ltd., Zurich, Switzerland

Klaus-Dieter Hanas	Hamborner Str. 53 Düsseldorf, Germany 40472	Chairman of the Works Council Deutsche Telekom Kundenservice GmbH, Region Middle-East, Bonn

Lothar Holzwarth	Nauheimer Str. 98 Stuttgart, Germany 70372	Chairman of the works council of Telekom Deutschland GmbH, Bonn

Sylvia Hauke	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Central Works Committee of the Central Works Council of Telekom Deutschland GmbH, Bonn

Hans-Jürgen Kallmeier	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Chairman of the Central Works Council T-Systems International GmbH, Frankfurt

Dagmar P. Kollmann	Grinzinger Allee 50-52 Vienna, Austria 1190	Entrepreneur and former CEO of Morgan Stanley Bank AG, Frankfurt on the Main

Petra Steffi Kreusel	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Head of TC Steering Order & Complaints Management der T-Systems International GmbH, Frankfurt

Prof. Dr. Ulrich Lehner	Henkelstraße 67 Düsseldorf, Germany 40589	Member of the Shareholders’ Committee Henkel AG & Co. KGaA, Dusseldorf; Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Waltraud Litzenberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairwoman of the Group Works Council Deutsche Telekom AG, Bonn

Dr. Ulrich Schröder	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Chairman of the Managing Board KfW, Frankfurt on the Main

Lothar Schröder	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Member of the ver.di National Executive Board, Berlin; Deputy Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Michael Sommer	Henriette-Herz-Platz 2 Berlin, Germany 10178	Chairman of the German Confederation of Trade Unions (DGB), Berlin

Sibylle Spoo	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin

Dr. h.c. Bernhard Walter	Jürgen-Ponto-Platz 1 Frankfurt, Germany 60329	Former Chairman of the Board of Managing Directors, Dresdner Bank AG, Frankfurt

Lars Hinrichs	Gänsemarkt 43 Hamburg, Germany 20354	CEO Cinco Capital GmbH, Hamburg

Karl-Heinz Streibich	Uhlandstr. 12 Darmstadt, Germany 64297	CEO Software AG, Darmstadt